UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

BioRestorative Therapies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

090655101

(CUSIP Number)

Rick L. Burdick

Akin Gump Strauss Hauer & Feld LLP

1333 New Hampshire Ave, N.W.

Washington, D.C. 20036

(202) 887-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 090655101

1	NAMES OF REPORTING PERSONS: Westbury (Bermuda) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,191,662 (1)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 1,191,662 (1)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,191,662 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 35.1% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Includes 239,182 shares of Common Stock issuable upon the exercise of warrants, and reflects the Issuer’s 1-for-20 reverse stock split that became effective on July 7, 2015.
(2)	Based on 3,152,337 shares of Common Stock outstanding as of December 8, 2015, based on information provided by the Issuer.

CUSIP No. 090655101

1	NAMES OF REPORTING PERSONS: Westbury Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,191,662 (1)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 1,191,662 (1)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,191,662 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 35.1% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Includes 239,182 shares of Common Stock issuable upon the exercise of warrants, and reflects the Issuer’s 1-for-20 reverse stock split that became effective on July 7, 2015.
(2)	Based on 3,152,337 shares of Common Stock outstanding as of December 8, 2015, based on information provided by the Issuer.

Amendment No. 1 to Schedule 13D

The following constitutes Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Westbury (Bermuda) Ltd. (“Westbury”) and Westbury Trust (“Westbury Trust,” and together with Westbury, the “Reporting Persons”) on June 4, 2015 (“Amendment No. 1”). This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein. The Reporting Persons previously filed a Schedule 13G on April 27, 2012, filed Amendment No. 1 to Schedule 13G on April 2, 2013, filed Amendment No. 2 to Schedule 13G on February 13, 2014, and filed Amendment No. 3 to Schedule 13G on January 30, 2015. The Reporting Persons filed the Schedule 13D pursuant to Rule 13d-1(f) because, as a result of transactions reported in the Schedule 13D, the Reporting Persons’ beneficial ownership of the Common Stock of BioRestorative Therapies, Inc. (the “Issuer”) exceeded 20% of the outstanding Common Stock of the Issuer.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

In a letter agreement (the “Letter Agreement”), dated December 7, 2015, by and between the Issuer and Westbury FCR, Inc. (“Westbury FCR”), an affiliate of Westbury, Westbury FRC agreed to extend the maturity of the promissory note, dated October 9, 2015, issued by the Issuer to Westbury FCR in the principal amount of $150,000 from December 9, 2015, to March 9, 2016 (the “Extension of Maturity”). In consideration for the Extension of Maturity, the Issuer agreed that the exercise prices of warrants to purchase an aggregate of 239,182 shares of Common Stock held by Westbury would be reduced to $4 from the previous $15, subject to adjustment as provided for in the respective warrants.

The forgoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which filed as Exhibit 99.1 hereto and is incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or other securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the shares of Common Stock or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

Except as set forth herein, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D, as amended, are incorporated herein by reference. Such information is based on 3,152,337 shares of Common Stock outstanding as of December 8, 2015, based on information provided by the Issuer.

(c) The disclosure in Item 4 is incorporated by reference herein. Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past 60 days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2 of the Schedule 13D is incorporated by reference herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated by reference herein.

The Letter Agreement is filed as Exhibit 99.1 to this Amendment No. 1 to Schedule 13D and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1	Letter Agreement, dated December 7, 2015, by and between BioRestorative Therapies, Inc. and Westbury FCR, Inc.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2015	WESTBURY (BERMUDA) LTD.

/s/ Jim Watt
	Name:	Jim Watt
	Title:	President

Date: December 9, 2015	WESTBURY TRUST

/s/ Jim Watt
	Name:	Jim Watt
	Title:	Trustee